Exhibit 99.3

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (the “Agreement’’) is made and entered into as of June 20, 2018 (the “Effective Date”), by and between CureVac AG (the “Company”) and [REDACTED], [REDACTED] (the “Executive”).

WHEREAS, the Company’s affiliate CureVac Inc. and the Executive are parties to an Employment Agreement dated January 8, 2017 (“Original Effective Date”) on the basis of which the Executive served as [REDACTED]  (the “Prior Agreement”);

WHEREAS, the Executive was mandated as [REDACTED] with effect of June 20, 2018 the parties mutually desire to enter into this Agreement, which terminates and replaces the Prior Agreement;

WHEREAS, the parties wish to define the terms and conditions of Executive’s continued employment by the Company as set forth herein; and

WHEREAS the Company hereby employs the Executive, and the Executive hereby accepts employment, upon the terms and subject to the conditions hereinafter set forth.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, and other good and valuable consideration the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1.             Terms and Conditions of Employment.

(a)            Employment. The Executive will serve as the [REDACTED]. During the course of his employment, the Executive will report to the Chair of and/or the governing supervisory board (“Board”), as appropriate. The Executive’s primary office will be in the US and agreed upon by the Company and the Executive.

(b)           Term. The Executive’s employment under this Agreement will commence on the Effective Date and will continue until it is terminated in accordance with the provisions of Section 3 below. Provided, however, that Executive’s employment is at all times on an at-will basis, and either the Executive or the Company may terminate this Agreement with or without cause, for any reason or no reason, consistent with the provisions of Section 3 herein.

(c)           Exclusivity. Throughout the Executive’s employment hereunder, the Executive shall devote substantially all of the Executive’s time, energy and skill during regular business hours to the performance of the duties of the Executive’s employment and shall perform such duties, and shall follow and implement all management policies and decisions of the Company, provided, however, that this provision is not intended to prevent the Executive from engaging in charitable, civic, or political activities, so long as he gives his duties to the Company first priority and such activities do not interfere or conflict with the performance of his duties for the Company. Notwithstanding the foregoing, other than with regard to the Executive’s duties to the Company, the Executive will not accept any other employment, perform any consulting services, or serve on the board of directors or governing body of any other business throughout the

Executive’s employment hereunder, except with the prior written consent of the Board of the Company such consent not to be unreasonably withheld.

2.             Compensation and Benefits.

(a)           Base Salary. The Company will pay the Executive a base salary of Five Hundred Thousand Dollars ($500,000.00) per annum (the “Base Salary”) which shall be subject to upward adjustments the governing Board may determine. The Base Salary shall be payable in accordance with the Company’s regular payroll practices.

(b)           Performance Bonus. The Executive will be eligible to receive a performance bonus at a target of Fifty-Five Percent (55%) per full calendar year of his Base Salary, to be paid no later than March 15 of the following calendar year (i.e., the 2018 calendar year bonus, if any, will be due on or before March 15, 2019). Bonus eligibility will be conditioned upon: (i) the Executive meeting certain mutually agreed upon performance goals established jointly with Company Management and the Company’s Board, (ii) the Company’s financial performance. In case the employment of the Executive terminates before the end of the calendar year, the performance bonus will be paid pro rata until the date of termination. Annual bonus amounts, if any, will be determined by the Company’s Board on the basis of the achievements of the agreed and previously established performance goals.

(c)           Subject to the approval of the Shareholders’ meeting of the Company to grant additional 5 % of (phantom) option rights the Company hereby grants Executive options (the “Options”) corresponding to 4% of the todays outstanding share capital of the Company, which is a total of 29.053 Options, each of them giving the Executive a cash claim against Company subject to the following terms and conditions:

i)	The parties agree that the granting of the Options replaces all and every’ former granting of option rights to Executive with regard to the Company. All and every agreement between Executive and the Company or CureVac Inc. as well as between the Executive and any shareholder of the Company with regard the former granting of option rights is superseded by this agreement.

ii)	The Options will vest over a four (4) year period upon the following schedule: twenty-five percent (25%) of the Options will vest on the first (1st) annual anniversary of the Original Effective Date (January 8, 2017), and an equal number of Option shares shall vest on the last day of each successive month thereafter, provided that the Executive remains employed by the Company on the vesting, except as otherwise set forth herein. The Options once vested are non-forfeitable. Notwithstanding the foregoing and subject to approval of the Company’s Supervisory Board, all Options shall automatically vest in full, (i) upon a Change in Control of the Company, (ii) if the Executive leads the Company to an initial public offering of securities or (iii) if the Company contributed all of its assets into a company listed at an internationally recognized stock market (“Stock Listed Company”).

iii)	The Options are exercisable anytime,

(1)       subject to lit. iii) (2) and lit. iv) below, according to applicable law and corporate governance rules after the respective vesting according to lit. b) occurs but, in any case, not later than ten (10) years after the Effective Date. Options that are not exercised within this period, expire without replacement and without compensation.

(2)       (A) in case of (a) financing round(s) at the level of the Company if and to the extent more than 50% of the funds raised per any financing round (i.e. any kind of equity or non-equity investment) are contributed by third party investors (i.e. investors not already being shareholders in the Company as per the Effective Date) and, at the same time, the sum of such third party investors’ contributions have to be at least on par with the contributions via any kind of equity or non-equity investment by the main investor (including shareholders of the main investor or related persons to such shareholders (i.e. Dietmar Hopp or members of the Dietmar Hopp family) as well as companies controlled by or controlling the main investor, its shareholders or related persons to such shareholders) who is already a shareholder in the Company as per the Effective Date regardless of the third party investors’ contributions being made in one or more financing rounds or (B) in case of a Change in Control of the Company or (C) in case of an initial public offering of the Company or (D) no later than September 11, 2020, if and to the extent the conditions set forth in either lit. (A) or (B) or (C) or (E) are met or (E) in case of a Transaction as defined in lit. (iv) second par. below.

iv)	Upon the exercise of (or parts of) the Options, which has to be declared in writing (Schriftform) via registered letter to the Chairman of the Company’s Supervisory Board, the Executive shall be entitled to a cash consideration vis-a-vis the Company in the amount (“Excess Amount”) by which the price per share calculated on the basis of the value of Company with currently 726,592 outstanding shares defined for the purposes of this Agreement of eight hundred (800) million US Dollars (“Strike Price”) is surpassed by the price per share calculated on the basis of the fair market value of Company at the time of the exercise of the Option (“Exercise Price”).

In divergence of the above mentioned principle, if after the Effective Date of this Agreement but before the exercise of the Options a transaction is consummated by which all assets or all shares of Company are contributed into a Stock Listed Company - or an affiliate of such company against issuance of shares in the Stock Listed Company - (the “Transaction”), the number of Options shall be adjusted based of the value ratios between Company and the Stock Listed Company, i.e. that the options granted to the Executive hereunder relate solely to the Company’s part in this Transaction (e.g. if value ratio of Company versus the Stock Listed Company is 2:1, the number of Options would be 2/3 of 4% of the stock of the Stock Listed Company). In this case the Excess Amount shall correspond to the amount by which the Strike Price is surpassed by the volume weighted average price per share of the Stock Listed Company based on a period of ten (10) trading days before the exercise of the Option (Exercise Price).

v)	The parties hereto agree and accept that the Company is allocated with an unilateral right to substitute the Executive’s entitlement to the Excess Amount cash consideration as follows: Within a period of five (5) banking days after the Excess Amount has been quantified, Company may

(1)       if the Company is stock listed at the time of the exercise of the Option, prompt the Executive in writing to assign his entitlement to the Excess Amount cash consideration to Company by contribution in kind in exchange for the issuance of shares in the Company fully reflecting the Excess Amount cash consideration, the calculation of the number of shares to be issued to be based on the fair market value of shares of Company’s common stock reflected by the volume weighted average price per share of the Company considering a period of ten (10) trading days before the exercise of the Option

or

(2)       decide after the consummation of a Transaction to transfer shares in the Stock Listed Company fully reflecting the Excess Amount cash consideration, the calculation of the number of shares to be transferred to be based on the fair market value of the Stock Listed Company’s stock reflected by the volume weighted average price per share of the Stock Listed Company considering a period of ten (10) trading days before the exercise of the Option, instead of making a cash payment.

vi)	Options not yet vested shall lapse in case this agreement ends by termination by the Executive. All Options not yet vested shall lapse in case that this agreement is terminated by the Company insofar as insolvency proceedings are instituted against the assets of the Company or the institution of insolvency proceedings is rejected due to a lack of assets.

vii)	The Options and any rights arising out of the Options are non-transferable with the exception of the event of death of the Executive to his estate and heirs.

(d)           Expenses. The Executive shall be entitled to be reimbursed for all reasonable and necessary expenses incurred by the Executive in connection with the performance of the Executive’s duties of employment hereunder; provided, however, that the Executive shall, as a condition of such reimbursement, comply with all established budget limitations and submit verification of the nature and amount of such expenses in accordance with the reasonable rules (e g. travel guidelines) for the substantiation of expenses that are from time to time adopted by the Company and CureVac Inc.. Requests for reimbursement of expenses shall be submitted by the Executive twice a month, and reimbursements shall be made in accordance with the Company’s standard practices and expense rules known at the time.

(e)           Commuting Allowance. The Company shall provide the Executive with an allowance up to a maximum of $3,500 per month to account for all reasonable and customary expenses incurred as a result of his commute between Boston, Massachusetts and his residence in the Charlotte, North Carolina area (the “Commuting Allowance”). The Company will pay the Commuting Allowance until such time as the Executive permanently relocates to the greater Boston, Massachusetts area, provided the Executive and the Company mutually agree that such relocation is commercially necessary taking into account such factors as the business needs of the Company, the Executive’s required business travel, and the Executive’s family commitments. The Company shall pay the Commuting Allowance once per month, in arrears, in the last regularly scheduled payroll for the month. The Company shall “gross up” the Commuting Allowance for tax purposes so there is no tax consequence to the Executive.

(f)            Housing Allowance. The Company shall provide the Executive with an allowance up to the amount of $4,200 per month (the “Housing Allowance”). The Company shall provide the Housing Allowance in the Greater Boston area until December 31, 2020. The Company shall pay the Housing Allowance once per month, in arrears, in the last regularly scheduled payroll for the month. The Company shall “gross up” the Housing Allowance for tax purposes so there is no tax consequence to the Executive. Following the Executive’s termination of this Agreement by the Company for any reason other than for Cause, the Company shall continue to provide the Housing Allowance for up to a maximum period of 90 days and shall reimburse the Executive for actual costs incurred as a direct result of terminating his lease or rental agreement for housing in the Boston area.

(g)           Vehicle Allowance. The Company shall contribute up to total of $500 on a monthly-basis toward the purchase or lease of a vehicle for Executive. The Executive will be responsible for paying for insurance, gasoline and all other maintenance and expenses, including excise taxes, associated with the vehicle he selects.

(h)           Moving Expenses. Provided the Executive and the Company mutually agree that relocation is commercially necessary taking into account such factors as the business needs of the Company, the Executive’s required business travel, and the Executive’s family commitments and provided the Executive so relocates, the Company will pay up to $25,000 for the Executive to move himself and his family and all personal household belongings as well as cars and other reasonably required belongings from the Executive’s residence in Charlotte, NC to the Boston Metro area against invoice of the third party organizing such moving (the “Moving Expenses”). The Company agrees to be directly billed for these Moving Expenses. All Moving Expenses will be “grossed up” for tax purposes so that there is no tax consequence to the Executive. Furthermore, the Company will reimburse 50% of the realtor fee, which the Executive will pay to the realtor when selling Executive’s house in Charlotte, i.e. Executive’s current residence, but only on the basis of the related total charges/invoice of the realtor and only up to an amount of a maximum of a total of $50,000 (the “Realtor Fee”). In case the Executive terminates this Agreement for any reason within two years of the Effective Date and provided the Company has paid the Moving Expenses and the Realtor Fee in accordance with this Section, the Executive shall re-pay to the Company the Moving Expenses and the Realtor Fee paid by the Company under this Section on a pro rata basis of 1/24 for each remaining month of such initial 2 year-term. Example: in case the Executive terminates this Agreement with effect to end of 15 months of employment then the Executive shall re-pay to the Company 9/24 of the Moving Expenses and of the Realtor Fee.

(i)            Vacation. T he Executive shall be entitled to vacation days in accordance with the terms of the Company’s policy as in effect from time to time, i.e. currently 30 days per full calendar year (excluding public holidays).

(j)            Benefits. In addition to the benefits payable to the Executive specifically described herein, the Executive shall be entitled to such benefits as generally may be made available to other employees of the Company from time to time; provided, however, that nothing contained herein shall require the establishment or continuation of any particular plan or program. Such participation shall be subject to (i) the terms of the applicable plan documents, (ii) generally applicable Company policies, and (iii) the discretion of any administrative or other committee provided for in or contemplated by such plan. The Executive also shall be entitled to sick time as generally may be made available to all other executive board members of the Company, but in no event less than that which is required under the Massachusetts Sick Leave Law, and all U.S. holidays observed by the Company.

(k)           Withholding. All payments pursuant to this Agreement shall be reduced for any applicable state, local, or federal tax withholding obligations.

(l)            Attorney fees. The Company agrees to reimburse the attorney’s fees you incur in reviewing and finalizing this Agreement to a maximum cap of $7,500 within fifteen (15) days of its receipt of a redacted invoice from your attorney.

3.             Section 409ATaxation. Each bonus payment and incentive compensation payment described herein is intended to be a “separate payment” and exempt from Internal Revenue Code Section 409A (“Section 409A”) under the “short-term deferral” exemption of Treas. Reg. § 1.409A-1(b)(4). If any such bonus payment or incentive compensation payment fails to meet the requirements of Section 409A, the Company shall have no liability for any tax imposed on the Employee by Section 409A, and the Employee shall have no recourse against the Company for payment of any such tax. All reimbursements provided for herein shall be paid as soon as possible after they are incurred but in all events before the last day of the year following the year in which they are incurred.

4.             Termination. The Executive’s employment hereunder shall terminate

(a)           Death or Disability. Upon the death of the Executive during the term of his employment hereunder or, at the option of the Company, in the event of the Executive’s disability, as defined herein. The Executive shall be deemed disabled if the Executive has, for 90 consecutive days or 180 days in any 12 month period, been disabled in a manner which prevents him from performing the essential functions of his job, with reasonable accommodation.

(b)           For Cause. For “Cause” immediately upon written notice by the Company to the Executive which identifies the factual basis for the “Cause” determination in specific detail. For purposes of this Agreement, a termination shall be for Cause if any one or more of the following has occurred:

i.              the Executive shall have committed an act of fraud, misappropriation or breach of fiduciary duty against the Company;

ii.             the Executive shall have been convicted of, or pleaded guilty or nolo contendere to, any felony or crime involving moral turpitude;

iii.            the deliberate disregard of the rules or policies of the Company which results in a material loss, damage or injury directly to the Company or the continued deliberate disregard of such rules or policies;

iv.            the willful and continuing failure by the Executive to perform his material responsibilities to the Company; or

v.             The Executive shall have intentionally and materially breached any of the provisions or representations of this Agreement.

The Executive will be afforded thirty (30) days to cure any alleged grounds for “just cause” termination that are capable of cure.

(c)           For Convenience. The parties agree that either the Company or the Executive may terminate this Agreement for convenience upon at least thirty (30) days written notice.

(d)            Good Reason. By the Executive for “Good Reason,” which shall mean for purposes of this Agreement:

i.              a material diminution of the Executive’s compensation;

ii.             a material diminution in the Executive’s authority, duties or responsibilities; or

iii.            any other action or inaction that constitutes a material breach of this Agreement by the Company.

iv.            a change of the Executives primary office outside of the US or a disagreement of the place for the Executives residence.

Notwithstanding anything to the contrary contained herein, the Executive shall (1) notify the Company, in writing, within thirty (30) days of the initial existence of the action or inaction that constitutes Good Reason; (2) the Company shall have thirty (30) days after receiving written notice to cure, and, if cured within such thirty (30) day period, such action or inaction shall not constitute Good Reason; (3) any termination for Good Reason must occur within ten (10) days of the end of the thirty (30) day cure period; and (4) if the relevant notice is not timely provided pursuant to clause (1) of this sentence, or the termination is not timely effectuated as required by clause (3) of this sentence, then the resulting termination shall be deemed to not be for Good Reason.

(e)           Payments Upon Termination For Any Reason. Upon termination of Executive’s employment for any reason, the Executive or the Executive’s estate, as applicable, shall be entitled to the following: (i) any unpaid Base Salary and pro rata Bonus through the date of termination; (ii) any accrued but unused vacation and sick days; and (iii) reimbursement for any unreimbursed business expenses incurred through the date of termination, with these amounts being paid as required by applicable law. In addition, any other payments, benefits or fringe benefits to which the Executive may be entitled under the terms of any applicable compensation arrangement, benefit plan or program shall be subject to the provisions of such compensation arrangement, benefit plan or program. The Executive shall not be due any other payments from the Company after his termination, except as otherwise provided in Section 3(f). In addition, for the avoidance of doubt, the Executive or the Executive’s estate, as applicable, shall be entitled to the vested Options as per the date of termination to be exercised subject to the terms and conditions set forth in Section 2(c) above.

(f)            Benefits Upon Termination For Convenience or For Good Reason. If the Company terminates the Executive for convenience pursuant to Section 3(c) or if the Executive resigns for Good Reason, then the Company shall pay the Executive the following amounts and/or the following shall apply (the “Severance Benefits”):

i.       18 months of his then-current Base Salary, provided, however, that such amount shall be increased to 24 months if the Executive’s employment is terminated pursuant to this Section 4(f) within one (1) year following the consummation of a Change in Control;

ii.       a pro rata portion of his Discretionary Bonus, if any, for the year in which the termination occurs; and

iii.       an amount equivalent to the Company’s contributions toward the Executive’s health care premiums based on the level of the Executive’s participation at the time of termination for a period of 18 months as if the Executive had remained continuously employed.

iv.       18 month acceleration of stock option vesting, however such acceleration shall increase to acceleration of all unvested stock options if the Executive’s employment is terminated pursuant to this Section 4(f) within one (1) year following the consummation of a Change in Control.

v.       acceleration of all unvested stock options should the Company be merged with another company or the Company completes an IPO or the Company becomes public being listed on a public stock exchange.

For purposes of this Agreement, a “Change in Control” will be deemed to have taken place upon the occurrence of any of the following events: (A) the merger or consolidation of the Company with an entity that is not a current stockholder or an affiliate of the Company resulting in the holders of the Company’s voting stock immediately prior to such transaction holding less than fifty percent (50%) of the total voting stock of the surviving corporation after such transaction or (B) any acquisition of stock by a person or entity that is not a current stockholder or an affiliate of the Company that results in that acquiring person or entity being the beneficial owner of fifty percent (50%) or more of the Company’s voting stock, or (C) the direct or indirect sale, whether as an asset sale or a sale of securities, of all or substantially all of the assets of the Company.

(g)           Conditions For Severance Benefits. The Company’s obligation to provide the Severance Benefits set forth in Section 4(f) is expressly conditioned upon the following:

i.       the Executive executes and delivers to the Company, within forty-five (45) days following his termination date, a full general release, in a form acceptable to the Company and to the Executive, releasing the Company of all claims, known or unknown, that the Executive may have through the date of such release against the Company or its affiliates, other than with respect to the Executive’s rights under Section 4(e) (the “Release”), and such Release shall have become legally effective and not subject to revocation; and

ii.       the Executive complies with all surviving provisions of this Agreement, including, but not limited to those set forth in Section 5 and Section 7 of this Agreement.

The payments described in Section 4(f) shall be paid in a single lump sum, subject to applicable withholding, on the forty-fifth (45th) day following the date of Executive’s termination, provided he has signed and not revoked the Release.

(h)           No Further Obligations of the Company. Except as expressly provided in this Section 4, following the termination of the Executive’s employment with the Company, the Company will have no further obligation or liability to the Executive or the Executive’s heirs, administrators or executors with respect to compensation, severance, bonus or any other benefits.

5.             Ownership and Protection of Proprietary Information.

(a)           Definitions: For purposes of this Agreement, the terms below will be defined as follows:

“Business of the Company” means the discovery, research, development, production, marketing, licensing, promotion, sale and therapeutic application of mRNA-based technology, mRNA-based pharmaceutical products, mRNA-based vaccines, mRNA- based adjuvants or other mRNA-therapies or uses of any technology, product or compound which the Company or its affiliates are then actively developing.

ii. “Confidential Information” means data and information relating to the Business of the Company (and which does not rise to the status of a Trade Secret) which is or has been disclosed to the Executive or of which the Executive became aware as a consequence of or through his relationship to the Company or its affiliates or their employees, directors or officers and which has value to the Company and/or and is not generally known to its competitors or the general public. Confidential Information shall mean all such confidential and proprietary information, including, but not limited to, actual and prospective client lists and pricing as well as financial information, business plans, programs and tactics, research and development information (including without limitation information relating to the formulation, testing, registration, use, safety, efficacy and/or effects of marketed products and product-candidates and compounds under development), technical data and personnel information. Confidential Information also includes similar information provided by the Company, its affiliates or by certain third parties subject to confidentiality and non-use restrictions. Confidential Information shall not include any data or information that has been voluntarily disclosed to the public by the Company (except where such public disclosure has been made by the Company or the Executive without authorization) or that has been independently developed and disclosed by others, or that otherwise enters the public domain through lawful means without breach of any obligations of confidentiality.

iii.       “Trade Secrets” shall mean any information or material which qualifies as such under applicable statutory or common law.

(b)           Confidentiality. All Confidential Information and Trade Secrets and all physical embodiments thereof received or developed by the Executive while employed by the Company are confidential to and are and will remain the sole and exclusive property of the Company and/or its affiliates. Except to the extent necessary to perform the duties assigned by the Company hereunder, the Executive will hold such Confidential Information and Trade Secrets in strictest confidence, and will not use, reproduce, distribute, disclose or otherwise disseminate the Confidential Information and Trade Secrets or any physical embodiments thereof and may in no event take any action causing, or fail to take the action necessary in order to prevent, any Confidential Information and Trade Secrets disclosed to or developed by the Executive to lose its character or cease to qualify as Confidential Information or Trade Secrets.

(c)           Permitted Disclosures. Notwithstanding the foregoing, the Executive may disclose Confidential Information or Trade Secrets (i) to the extent required by law or pursuant to subpoenas or other court order or legal process (provided that the Executive must apprise the Company of the subpoena, court order or legal process immediately upon learning of the same and give the Company a reasonable opportunity to limit the scope of such required disclosure); (ii) to the extent such disclosure is explicitly approved in writing by the Company; or (iii) in furtherance of the Executive’s professional duties for the Company.

Pursuant to the Defend Trade Secrets Act of 2016 (18 U.S.C. 1833(b)), Executive shall not be held criminally or civilly liable under any federal or state trade secret law for the disclosure of a trade secret that is made in confidence either directly or indirectly to a federal, state, or local government official, or to an attorney, solely for the purpose of reporting or investigating a violation of law. Executive shall not be held criminally or civilly liable under any federal or state trade secret law for the disclosure of a trade secret made in a complaint, or other document filed in a lawsuit or other proceeding, if such filing is made under seal. If Executive files a lawsuit or other action alleging retaliation by the Company for reporting a suspected violation of the law, Executive may disclose the trade secret to his attorney and use the trade secret in the court proceeding or other action, if Executive files any document containing the trade secret under seal and does not disclose the trade secret, except pursuant to court order.

In addition, nothing in this Agreement shall prohibit or restrict Executive or his counsel from providing information in connection with: (a) any disclosure of information required by law or legal process; (b) reporting possible violations of federal or state law or regulation to any governmental agency, commission or entity; (c) filing a charge or complaint with a government agency; (d) making disclosures that are protected under the whistleblower provisions of federal or state law or regulation, or (e) from initiating communications directly with, responding to any inquiry from, volunteering information to, testifying or otherwise participating in or assisting in any inquiry, investigation or proceeding brought by a government agencies in connection with (a) through (d). Executive is not required to advise or seek permission from the Company before engaging in any activity set forth in (a) through (e), unless otherwise provided for by law. Further, the Company does not in any manner limit Executive’s right to receive an award from government agencies for information provided to government agencies or pursuant to the whistleblower statutes.

(d)           Inventions. Attached hereto, as Exhibit A, is a list describing all inventions, original works of authorship, developments, improvements, and trade secrets which were made by the Executive prior to his employment with Company (collectively referred to as “Prior Inventions”), which belong to the Executive, which relate to Company’s actual or proposed business, products or research and development, and which are not assigned to Company hereunder, or, if no such list is attached, the Executive represents that there are no such Prior Inventions. If, in the course of the Executive’s employment with the Company, he incorporates into a Company product or process a Prior Invention owned by him or in which he has an interest, the Company is hereby granted and shall have a non-exclusive, royalty-free, irrevocable, perpetual, worldwide license to make, have made, modify, use and sell such Prior Invention as part of or in connection with such product, process or machine.

(e)           Intellectual Property. The Executive shall not, at any time, have or claim any right, title or interest in any Trade Secret, trade name, patent, patent application, trademark, service mark, trade dress, trade design, logo, copyright, intellectual property, methodology, technology, procedure, concept, idea, know-how, invention, development, improvement, or other similar right or asset (collectively, “Intellectual Property”) belonging to the Company, its affiliates or any third party contracting with the Company. The Executive shall not have or claim any right, title or interest in any material or matter of any kind prepared for, or used in connection with, the business or promotion of the Company or any of its affiliates or any third party contracting with the Company, whether produced, prepared or published in whole or in part by the Executive, the Company, any of the Company’s affiliates or any third party contracting with Company.

All Intellectual Property that is solely or jointly conceived, devised, made, developed, reduced to practice or perfected by the Executive, alone or with others, during the Executive’s employment that is related in any way to the current or future business or products of the Company (including Business of the Company), its affiliates, or is conceived, devised, made, developed, reduced to practice or perfected utilizing equipment or facilities of the Company, its affiliates, shall be promptly disclosed to the Chairman of the Company’s Supervisory Board, shall be deemed “works for hire” when appropriate under applicable legal requirements, and the Executive hereby assigns to the Company all of the Executive’s right, title and interest in and to such Intellectual Property, as the case may be. If and to the extent that any of such Intellectual Property- should be determined for any reason not to be a work for hire, the Executive hereby assigns to the Company - as the case may be - all of the Executive’s right, title and interest in and to such Intellectual Property. At the reasonable request and expense of the Company, but without charge to the Company, whether during or at any time after the Executive’s employment with the Company, the Executive shall cooperate fully with the Company and its affiliates to secure any trade name, patent, trademark, copyright or intellectual property protection or other similar rights in the United States and/or in foreign countries, including without limitation, the execution and delivery of assignments, patent applications and other documents or papers. This Section 5(e) shall not apply to any Intellectual Property for which no Confidential Information, Trade Secrets, equipment, supplies or facilities of the Company or any of its affiliates or any third party contracting with Company is used and which is developed entirely on Executive’s own time, unless the Intellectual Property (i) relates to the business or products of the Company (including Business of the Company), or any of its affiliates or any (direct or indirect) actual or demonstrably anticipated research or development activity of the Company or its affiliates, or (ii) results from any work performed by Executive for the Company. For the avoidance of doubt, this

Section 5 shall apply to any Intellectual Property which meets the criteria of (i) or (ii) above without limiting any other provision of this Section 5 in any way.

(f)            Return of Company Property. Upon request by the Company, and in any event upon termination of this Agreement for any reason, the Executive will promptly deliver to the Company all property belonging to the Company, including, without limitation, all Intellectual Property, Confidential Information and Trade Secrets (and all embodiments thereof) then in the Executive’s custody, control or possession.

(g)           Survival. The covenants set forth herein will apply on and after the date hereof to any Confidential Information and Trade Secrets disclosed by the Company to the Executive prior to or after the date hereof. The covenants restricting the use of Confidential Information will continue to apply indefinitely following the termination of this Agreement. The covenants restricting the use of Trade Secrets will continue to apply following termination of this Agreement for so long as such data or information constitutes Trade Secrets under applicable law.

6.             Indemnification and Insurance. The Executive shall be entitled to indemnification by the Company to the fullest extent permitted by law and shall be entitled to coverage under the Company’s directors’ and officers’ liability’ insurance policy at least to the same extent as other senior executives of the Company.

7.             Non-Competition and Non-Solicitation Provisions.

(a)           The Executive agrees that from and as of the Effective Date through the date ending eighteen (18) months after the termination of the Executive’s employment with the Company for any reason (the “Applicable Period”), the Executive will not (except on behalf of or with the prior written consent of the Company), anywhere the Company or its affiliates does business and/or renders services (the “Restricted Area”), either directly or indirectly, on his own behalf, or in the service of or on behalf of others, provide services in any capacity to any Competing Business. For purposes of this Agreement, “Competing Business” means any person, firm, corporation, joint venture, or other business that is primarily engaged in the Business of the Company, and specifically includes the following: Moderna Therapeutics Inc., BioNTech AG, Arcturus Therapeutics Inc., Translate Bio Inc. and Ethris GmbH and their respective parent, subsidiary, related or affiliated companies.

(b)           The Executive agrees that during the Applicable Period, he will not, either directly or indirectly, on his own behalf or in the service of or on behalf of a Competing Business or any other person, firm, corporation joint venture or other business primarily engaged in the Business of the Company, solicit any individual or entity which is an actual or, to his knowledge actively sought, client, business partner or prospect of the Company (determined as of date of termination of employment), for the purpose of doing business and/or offering services substantially similar to those offered by the Company. For purposes of this Agreement, “actively sought” means that the Company must have prepared or submitted, or assisted in the preparation or submission, or be in the process of preparing, a proposal to offer services or do business with the client, prospect or potential partner within the 6 month period preceding the termination of Executive’s employment with Company.

(c)           The Executive agrees that during the Applicable Period, he will not, either directly or indirectly, on his own behalf or in the service of or on behalf of a Competing Business or any other person, firm, corporation joint venture or other business primarily engaged in the Business of the Company, solicit for employment any person who is an employee, scientific advisory board member or consultant of the Company or an affiliate of the Company, or otherwise solicit, induce or encourage any employee, scientific advisory board member or consultant of the Company or its affiliates to leave the Company or its affiliate or to cease his or her relationship with the Company or its affiliates. The Executive shall not be deemed to be in breach of this covenant solely because an employer for whom he may perform services may solicit, divert, or hire an employee or scientific advisory board member of the Company or its affiliates provided that Executive does not engage in the activity proscribed by the preceding sentence.

(d)           The Executive agrees that during the course of his employment and thereafter, he will not make any statement (written or oral) that could reasonably be perceived as disparaging to the Company or its affiliates. The Company agrees that it will instruct its senior management team Board members that they may not make any statement (written or oral) to any individual who is not an employee or otherwise affiliated with the Company or its affiliates that disparages the Executive. In the event the senior management or Board members fail to adhere to the instruction not to disparage the Executive, the non-disparagement obligation of the Executive according to this para, (d) shall lapse.

(e)           In the event that this Section 5 is determined by a court which has jurisdiction to be unenforceable in part or in whole, the court shall be deemed to have the authority to strike any unenforceable provision, or any part thereof or to revise any provision to the minimum extent necessary to be enforceable to the maximum extent permitted by law.

(f)            The provisions of this Section 5 shall survive termination of this Agreement, absent a written agreement by the parties to the contrary.

8.             Remedies and Enforceability.

The Executive agrees that the covenants, agreements, and representations contained in Sections 5 and 7 hereof are of the essence of this Agreement; that each of such covenants are reasonable and necessary to protect and preserve the interests and properties of the Company; that irreparable loss and damage will be suffered by the Company should the Executive breach any of such covenants and agreements; that each of such covenants and agreements is separate, distinct and severable not only from the other of such covenants and agreements but also from the other and remaining provisions of this Agreement; and that the unenforceability of any such covenant or agreement shall not affect the validity or enforceability’ of any other such covenant or agreements or any other provision or provisions of this Agreement.

Executive further acknowledges and agrees that money damages for the breach or of his obligations under this Agreement, including those under Sections 5 and 7, would be inadequate to properly compensate for losses resulting from any such breach. Accordingly, Executive agrees that in the event of a breach or threatened breach by Executive of any said undertakings, the Company will be entitled to temporary and permanent injunctive relief in any court of competent jurisdiction (without the need to post bond and without proving that damages would be inadequate). The rights and remedies provided for or in this Agreement are cumulative and shall be in addition to rights and remedies otherwise available to the parties hereunder or under any other agreement or applicable law.

9.             Notice.

All notices, requests, demands and other communications required hereunder shall be in writing and shall be deemed to have been duly given if delivered by hand or if mailed by overnight carrier. United States certified or registered mail, postage and charges prepaid, return receipt requested, to the following addresses, or such subsequent addresses as may be provided:

If to the Company:

CureVac AG
Paul-Ehrlich-StraBe 15
72076 Tubingen
Germany
Attn: Chair of the Supervisory Board and General Counsel

If to the Executive:

[REDACTED]

[REDACTED]

Notices delivered in person shall be effective on the date of delivery. Notices delivered by mail as aforesaid shall be effective upon the date of actual delivery as evidenced by the return receipt. Notice also may be provided by e-mail to an e-mail address provided by each party to this Agreement. Any such notice given by e-mail shall be deemed to have been given 24 hours after the sending of such e-mail.

10.          Code Section 409A.

(a)           The parties intend that this Agreement and the benefits provided hereunder be interpreted and construed to be exempt from or to otherwise comply with Code Section 409A to the extent applicable thereto. Notwithstanding any provision of this Agreement to the contrary, this Agreement shall be interpreted and construed consistent with this intent, provided that the Company shall not be required to assume any increased economic burden in connection therewith. Although the Company intends to administer this Agreement so that it will be exempt from or otherwise comply with the requirements of Code Section 409A, the Company does not represent or warrant that this Agreement will be exempt form or otherwise comply with Code Section 409A or any other provision of federal, state, local, or non-United States law. Neither the Company, its affiliates, nor their respective directors, officers, employees or advisers shall be liable to the Executive (or any other individual claiming a benefit through the Executive) for any tax, interest, or penalties the Executive may owe as a result of compensation or benefits paid under this Agreement, and the Company and its affiliates shall have no obligation to indemnify or otherwise protect the Executive from the obligation to pay any taxes pursuant to Code Section 409A or otherwise.

(b)           Notwithstanding any provision of this Agreement to the contrary, in the event that any payment to the Executive or any benefit hereunder is made upon, or as a result of the Executive’s termination of employment, and the Executive is a “specified employee” (as that term is defined under Code Section 409A) at the time Executive becomes entitled to any such payment or benefit, and provided further that such payment or benefit does not otherwise qualify for an applicable exemption from Code Section 409A, then no such payment or benefit shall be paid or commenced to be paid to the Executive under this Agreement until the date that is the earlier to occur of (i) the Executive’s death, or (ii) six (6) months and one (1) day following his termination of employment (the “Delay Period”). Any payments which the Executive would otherwise have received during the Delay Period shall be payable to the Executive in a lump sum on the date that is six (6) months and one (1) day following the effective date of the termination. For purposes of this Agreement, the terms “terminate,” “termination,” “termination of employment,” and variations thereof as used in this Agreement, are intended to mean a termination of employment that constitutes a “Separation from Service” as such term is defined under Code Section 409A. Each payment of severance under Section 3(f) will be treated as a separate payment for purposes of Code Section 409A.

(c)           Any reimbursements by the Company to the Executive of any eligible expenses under this Agreement, other than reimbursements that would otherwise be exempt from income or the application of Code Section 409A, (“Reimbursements”) will be made promptly and, in any event, on or before the last day of the Executive’s taxable year following his taxable year in which the expense was incurred. The amount of any Reimbursements, and the value of any in-kind benefits to be provided to the Executive under this Agreement, other than in-kind benefits that would otherwise be exempt from income or the application of Code Section 409A, during any of the Executive’s taxable years will not affect the expenses eligible for reimbursement, or in-kind benefits to be provided, in any other of his taxable years. The right to Reimbursements, or in-kind benefits, will not be subject to liquidation or exchange for another benefit. Any of the Executive’s eligible gross-up amount required under this Agreement will be paid to the Executive no later than at the end of the Executive’s taxable year following the Executive’s taxable year in which the related taxes are remitted by the Executive to the relevant taxing authority.

11.          Code Section 4999.

(a)           Notwithstanding any other provision in this Agreement to the contrary, and except as set forth below, in the event the Company determines that any payment or distribution by the Company, or by any affiliate of the Company, to or for the benefit of the Executive (whether paid or payable or distributed or distributable pursuant to the terms of this Agreement or otherwise) would constitute parachute payments within the meaning of Section 280G of the Code (a “Payment”) and would be subject to the excise tax imposed by Code Section 4999 or any similar tax imposed by state or local law or any interest or penalties with respect to such taxes (the “Excise Tax”), then the Payments shall be reduced (but not below zero) to the minimum extent necessary to ensure that no portion of the Payment is subject to the Excise Tax (the “Cutback”); provided that, if Executive, solely in his discretion, determines that the economic value derived by him after payment of the tax contemplated in Code Section 4999 results in a better economic outcome to him than would be achieved by implementing the Cutback (taking into account the tax paid under Section 4999), than the Cutback shall not occur and the Executive shall be paid all amounts owed to him under this Agreement or any other agreement between him and the Company).

(b)           If the Cutback provision is implemented, the Payment shall be reduced in a manner that maximizes the Executive’s economic position. The reduction shall be made in a manner consistent with the requirements of Code Section 409A, and where two economically equivalent amounts are subject to reduction but payable at different times, such amounts shall be reduced on a pro rata basis, but not below zero.

(c)           Notwithstanding the initial application of this Section 11, if the Internal Revenue Service determines that any Payment constitutes an excess parachute payment, this Section 11 will be reapplied based on the Internal Revenue Service determination and the Executive will be required to promptly repay the portion of the Payment required to avoid the Excise Tax, together with interest at the applicable federal rate from the date of the Executive’s receipt of the excess payment until the date of repayment.

(d)           Subject to the proviso set forth in subsection (a) of this Section 11, all determinations required to be made under this Section 11, including whether any Payments or benefits are parachute payments, shall be made by the Company in its sole discretion. The Executive shall provide the Company with such information and documents as the Company may reasonably request in order to make a determination under this Section 11. The Company’s determinations shall be final and binding on the Company and the Executive.

12.          Miscellaneous.

(a)           Assignment. The rights and obligations of the Company under this Agreement shall inure to the benefit of the Company’s successors and assigns. This Agreement may be assigned by the Company to any affiliate of the Company with the prior written consent of the Executive. This Agreement may be assigned to an entity that purchases all or substantially all of the assets of the Company only with the prior written consent of the Executive. In the event the Company assigns this Agreement as permitted by this Agreement and the Executive remains employed by the assignee, the “Company” as defined herein will refer to the assignee and the Executive will not be deemed to have terminated his employment hereunder until the Executive terminates his employment with the assignee. The Executive may not assign this Agreement or any rights and obligations hereof.

(b)           Former Employment. By his acceptance of employment with the Company and execution of this Agreement, the Executive represents and warrants that the Executive will not, in the course of the Executive’s employment with the Company, use or disclose any confidential or proprietary information of any former employer or other person for whom the Executive performed services of any kind. The Executive further represents and warrants that he is not bound by any non-competition or other covenant or agreement, and is not otherwise subject to any obligations, that would or could be violated by, or that would or could in any way interfere with, restrict, or prohibit the Executive from fully performing his duties and responsibilities for the Company.

(c)           Waiver. The waiver of any breach of this Agreement by any party shall not be effective unless in writing, and no such waiver shall constitute the waiver of the same or another breach on a subsequent occasion.

(d)           Governing Law. This Agreement and the rights and obligations of the parties hereunder shall be governed by and interpreted and determined in accordance with the laws of the Commonwealth of Massachusetts, without regard to the conflicts of law principle of that or any other jurisdiction. Any action brought in connection with either party’s performance under this Agreement may be brought only in a state or federal court of appropriate jurisdiction located within the Commonwealth of Massachusetts.

(e)           Entire Agreement. This Agreement embodies the entire agreement of the parties hereto relating to the subject matter hereof and supersedes all oral agreements, and to the extent inconsistent with the terms hereof, all other written agreements. The parties agree that they will execute a new or amended Employment Agreement if the Executive assumes a different position within the Company.

(f)            Amendment. This Agreement may not be modified, amended, supplemented or terminated except by a written instrument executed by the parties hereto.

(g)           Severability. Each of the covenants and agreements hereinabove contained shall be deemed separate, severable and independent covenants, and in the event that any covenant shall be declared invalid or unenforceable by any court of competent jurisdiction, such invalidity shall not in any manner affect or impair the validity or enforceability of any other part or provision of such covenant or of any other covenant contained herein

(h)           Captions and Section Headings. Captions and section headings used herein are for convenience only and are not a part of this Agreement and shall not be used in construing it.

(i)            Counterparts. This Agreement may be executed in counterparts, and each counterpart shall have the same force and effect as an original and shall constitute an effective, binding agreement on the part of each of the undersigned

(j)            Representation By Counsel and Mutual Negotiation. Each party has had the opportunity to be represented by and receive advice from counsel of his or its choice in negotiating this Agreement. This Agreement shall therefore be deemed to have been negotiated, drafted, and prepared at the joint request and direction of the parties, at arm’s length, with the advice and participation of counsel, and shall be interpreted in accordance with its terms and without favor to any party. The language used in this Agreement is the language chosen by the parties to express their mutual intent, and no provision of this Agreement will be interpreted for or against any party because that party or its attorney drafted the provision.

Signature page to follow. The rest of this page intentionally left blank.

IN WITNESS WHEREOF, the Company and the Executive have each executed and delivered this Agreement as of the date first shown above.

CureVac AG

By:

It’s:

CUREVAC INC.

By:	/s/

It’s:	Director
Duly Authorized

[REDACTED]

[REDACTED]

EXHIBIT A - PRIOR INVENTIONS

TO:	CureVac Inc.

FROM:	[REDACTED]

DATE:

SUBJECT:	Prior Inventions

1.             Except as listed in Section 2 below, the following is a complete list of all inventions or improvements relevant to the subject matter of my employment by the Company that have been made or conceived or first reduced to practice by me alone or jointly with others prior to my engagement by the Company:

No inventions or improvements.

See below.

2.       Due to a prior confidentiality agreement, I cannot complete the disclosure under Section 1 above with respect to inventions or improvements generally listed below, the proprietary rights and duty of confidentiality’ with respect to which I owe to the following party(ies):

Invention	or Party(ies)	Relationship
Improvement

1.

2.

3.

4.

Additional sheets attached.